EXHIBIT 99.(a)(1)(vi)

Special Opportunities Fund, Inc. Announces Tender Offer

New York, September 21, 2016—Special Opportunities Fund, Inc. (NYSE: SPE) (the “Fund”) today announced that it is offering to purchase up to 1.15 million common shares of the Fund at 97% of the net asset value (“NAV”) per common share as determined at the close of the regular trading session of the New York Stock Exchange on the Termination Date (as defined below).  In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares without amending or extending the tender offer.

The tender offer will commence on September 21, 2016 and will expire at 5:00 p.m., Eastern Time, on October 21, 2016 (the “Termination Date”), unless the tender offer is extended.  The offer is being made upon the terms and subject to the conditions set forth in the tender offer statement, which will be mailed on or about September 28, 2016 to record holders of common shares as of September 27, 2016.  A stockholder that holds shares in street name and wishes to accept the tender offer should check with his or her custodian to confirm when it requires notice (which may be prior to October 21, 2016).

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has filed with the Commission a tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as amended, relating to the tender offer. Common stockholders of the Fund should read the tender offer statement carefully as it contains important information. Stockholders may obtain the tender offer statement and other filed documents without charge at the SEC’s website at http://www.sec.gov.

For information, please contact: John Buckel, U.S. Bancorp Fund Services, LLC (414-765-4255)